[AMB Letterhead]
April 16, 2008
VIA EDGAR TRANSMISSION AND FACSIMILE
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 4561

Re:	AMB Property Corporation File Number: 001-13545 Form 10-K for the year ended December 31, 2007 Filed February 29, 2008
Dear Ms. van Doorn:
     In connection with the letter dated April 8, 2008 submitted on behalf of AMB Property Corporation, a Maryland corporation (the “Company”), in response to the comments contained in the letter dated March 11, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we submit this letter to acknowledge that:
▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
▪	the Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 733-9405.
Very truly yours,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer

cc:	Laura L. Gabriel, Partner, Latham & Watkins LLP Wendy S. McCray, Partner, PricewaterhouseCoopers LLP